Definitions

The following capitalized terms in the Form C shall have the meanings set forth below.

Company shall mean World Tree USA, LLC, a Nevada limited liability company.

Crop Contracting Agreement shall mean an agreement between the Manager and a Farmer whereby the Farmer grows ES Trees supplied by the Company.

Eco-Tree Program shall mean the program described in the section of the Form C titled "Description of the Company's Business".

Empress Splendor shall mean the Empress Splendor tree of the genus *Paulownia*.

ES Lumber shall mean the lumber harvested and sold, if any, from the ES Trees.

ES Trees shall mean the specific Empress Splendor trees to be purchased with a portion of the proceeds of this Offering.

Farmer shall mean a person or entity with which the Manager contracts to grow Empress Splendor trees.

Gross Profits shall mean revenue from any Harvest and sale of the ES Trees minus Harvest costs, if any.

Harvest shall mean processing standing Empress Splendor trees into finished dimensional Empress Splendor lumber, including but not limited to, logging, residual processing, scaling, milling, drying, planing, grading, sorting, storage and packaging, and transporting.

Investor shall mean a Person who has subscribed to purchase Units in this Offering.

Manager shall mean World Tree Technologies, Inc., a Nevada corporation.

Net Profits shall mean the Company's share of Gross Profits to be distributed to the Manager and Unit Holders.

Startlings shall mean young Empress Splendor trees that are propagated in a sterile, laboratory environment.

Subscription Agreement shall mean the agreement to subscribe for Units.

Units shall mean the Company's non-voting Series A Eco-Tree 2022 ACT Units having the rights and preferences set forth in the Form C and the Unit Designation.

Unit Holder shall mean an Investor whose subscription for Units has been accepted by the Company.